                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-I

                                (AMENDMENT NO. 4)

             TENDER OFFER STATEMENT UNDER SECTION 14(D) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ARRIS GROUP, INC.
-------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                                ARRIS GROUP, INC.
-------------------------------------------------------------------------------
                       (Names of Filing Persons (Offeror))
 Certain Outstanding Options to Purchase ARRIS Group, Inc. Common Stock, par
                              value $.01 per share
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                         (Title of Class of Securities)


                                    04269Q100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                            (Underlying Common Stock)

                              Lawrence A. Margolis
                                ARRIS GROUP, INC.
                             11450 Technology Circle
                              Duluth, Georgia 30097
                            Telephone: (678) 473-2000

                                    Copy To:
                          A. Scott Fruechtemeyer, Esq.
                              Troutman Sanders LLP
                        600 Peachtree Street, Suite 5200
                             Atlanta, Georgia 30308
                            Telephone: (404) 885-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation*                          Amount of Filing Fee

          $13,170,797                                     $1,066**
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 6,226,306 shares of common stock of ARRIS Group, Inc. will be exchanged and cancelled pursuant to this offer. The amount of the filing fee is calculated in accordance with
     Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options as of June 25, 2003 ($13,170,797), which is calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each $1.0 million of the value of the transaction.

**   Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                       Filing Party:
                          ---------------                   --------------------
Form or Registration No.:                     Date Filed:
                          ---------------                   --------------------




     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [ ]  third-party tender offer subject to Rule 14d-1.

          [X]  issuer tender offer subject to Rule 13e-4.

          [ ]  going-private transaction subject to Rule 13e-3.

          [ ]  amendment to Schedule 13D under Rule 13d-2.



Check the following box if the filing is a final amendment reporting the results of the tender offer.

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                             INTRODUCTORY STATEMENT

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO-I relating to our offer to exchange certain options for shares of restricted stock upon the terms and subject to the conditions in the Offer to Exchange dated June 27, 2003. This Amendment No. 4 amends and supplements the Schedule TO-I originally filed on June 27, 2003, and amended in certain respects on July 7, 2003, July 9, 2003 and July 10, 2003.

         The responses to the items of the Schedule TO-I, as amended, are hereby amended and supplemented as follows:

ITEM 10.    FINANCIAL STATEMENTS.

         The information in the table entitled "Consolidated Balance Sheet Data" set forth in the Offer to Exchange under Section 9 ("Information About ARRIS Group, Inc.") is deleted in its entirety and replaced by the following tabular information:

                                                       YEARS ENDED DECEMBER 31,      THREE MONTHS ENDED
                                                       ------------------------     ---------------------
 CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):        2001         2002              MARCH 31, 2003
                                                         ----         ----          ---------------------
                                                                                       (UNAUDITED)
                                                          (in thousands, except per share data)

 Working capital(1)                                     $ 261,058     $ 173,346            $ 167,673
 Total current assets                                     379,520       301,692              267,153
 Total long-term assets                                   372,595       261,720              254,843
 Total assets                                             752,115       563,412              521,996
 Total current liabilities                                118,462       128,346               99,480
 Total long-term liabilities                              115,000           158              125,365
 Total liabilities                                        233,462       128,504              224,845
 Membership interest - Nortel Networks                    104,110       114,518                   --
 Stockholders equity                                      414,543       320,390              297,151
 Book value per share                                        5.51          3.88                 3.97

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(1)      As of December 31, 2002 and March 31, 2003, approximately $23.9 million and $11.5 million, respectively, of our outstanding 4.5% convertible subordinated notes due 2003 were included in working capital as they were due on May 15, 2003.


ITEM 12.    EXHIBITS.

            Item 12 is hereby amended and supplemented to add the following exhibit:

                  (a)(8) Transcript of broadcast voice message sent to employees.

                                    SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       ARRIS GROUP, INC.



Date:  July 14, 2003                     By: /s/ Lawrence A. Margolis
                                            ------------------------------------
                                         Lawrence A. Margolis,
                                         Executive Vice President,
                                         Chief Financial Officer and Secretary



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                                  EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION OF EXHIBITS
---------------- --------------------------------------------------------------

(a)(8)           Transcript of broadcast voice message sent to employees.